

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2021

Soheil Mirpour
Chief Executive Officer
Rocket Internet Growth Opportunities Corp.
Boundary Hall, Cricket Square
Grand Cayman, KY1-1102
Cayman Islands

Re: Rocket Internet Growth Opportunities Corp.
Amended Registration Statement on Form S-1
Filed March 11, 2021
File No. 333-252913

Dear Mr. Mirpour:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Form S-1/A filed March 11, 2021

Audited Financial Statements of Rocket Internet Growth Opportunities Corp.
Report of Independent Registered Public Accounting Firm, page F-2

1. The consent of your auditor refers to a report dated February 9, 2021, except for the second paragraph of Note 8 as to which the date is March 11, 2021, which differs from the audit report included herein. Please advise or have your auditors revise.

You may contact Robert Shapiro at (202) 551-3273 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Krystian Czerniecki